UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40253

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Zhihu Inc.

(Registrant’s Name)

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A5 Xueyuan Road

Haidian District, Beijing 100083

People’s Republic of China

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—Zhihu Inc. Reports Second Quarter 2021 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhihu Inc.

By	:	/s/ Wei Sun
Name	:	Wei Sun
Title	:	Director and Chief Financial Officer

Date: August 16, 2021

[Signature Page to 6-K]